Exhibit 99.7

ASML Installed Base Management Opportunity Wayne Allan Executive Vice President Customer Support Public Investor Day Virtual ASML Small Talk 2021

# Installed Base Management

## Key messages

Slide 2
29 Sept. 2021



Installed Base revenue is expected to **grow ~12% CAGR** (2020-2025) with a **value-based service model** plus **productivity and performance upgrades**

As Lithography is the constraint in the fab, **maximizing good wafers per day** is key to **optimizing fab capital asset utilization** and **increasing customer return on investment**

**Customer service value** depends on **three fundamentals:**

- High availability and minimal long-term downs
- Lowest possible service cost per wafer
- Maximum good wafers per day

**Upgrades** provide an efficient means **of improving system output** and **extending the useful life of the tool** for future nodes

Public

Installed Base business growth Maximizing service value—High availability and minimal long-term downs—Lowest possible service cost per wafer—Maximum good wafers per day Extending useful life of equipment through upgrades

Installed Base revenue is a growing portion of ASML business Installed Base revenue expected to grow ~12% CAGR (2020 – 2025) ASML Slide 4 29 Sept. 2021 Installed Base revenue 8 € ) 6-7 (B 6 Revenue 4 2 0 2015 2016 2017 2018 2019 2020 * 2021 2025 China Europe Taiwan US Singapore South Korea Japan * 2021 financials externally published results/outlook, 2025 financials investors’ day

Services and upgrades extend value and life of tool Over DUV tool lifetime Installed Base revenue is ~130% of system sales Slide 5 29 Sept. 2021 Example: NXT:1960Bi Upgrades / Options revenue +130% Performance, productivity & lifetime extensions DUV:    Service revenue Service contract for scanner and laser, service on optics, relocations System revenue 2009 2010 2011 2012 2013 2014 2015 16 20 2017 2018 2019 2020 2021 22 20 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 Product maturity Public

Installed Base business growth Maximizing service value—High availability and minimal long-term downs—Lowest possible service cost per wafer—Maximum good wafers per day Extending useful life of equipment through upgrades

Fabs are designed with lithography as the constraint Increasing litho availability increases customer return on investment Slide 7 29 Sept. 2021 Typical EUV wafer equipment constraints pareto Availability Buffer capacity Estimated capital expenditure 1% improvement capacity Volume Fab type (starts/month) Total (fab + NXT (DUV) in Fab capital out asset utilization equipment) NXE+NXT (EUV) afers DUV Logic 100k €16B €2B €160m W EUV Logic 100k €24B €6B €240m 1 1 2 2 1 1 1 1 2 XT                Source: Capital expenditure from ASML Market Research—NXE NXT Other Other Other Other Wet — Etch Etch Litho Litho Litho CVD CVD PVD Furnace Asher Furnace Litho is the fab constraint by design. Improvement in litho availability yields significant improvement in overall Fab capital asset utilization due to rest of Fab having buffer capacity: Litho constraint Litho constraint

Fabs are designed with lithography as the constraint Increasing litho availability increases customer return on investment Slide 8 29 Sept. 2021 Typical EUV wafer equipment constraints pareto Availability Buffer capacity Estimated capital expenditure 1% improvement capacity Volume Fab type (starts/month) Total (fab + NXT (DUV) in Fab capital out asset utilization equipment) NXE+NXT (EUV) afers DUV Logic 100k €16B €2B €160m W EUV Logic 100k €24B €6B €240m 1 1 2 2 1 1 1 1 2 XT
Source: Capital expenditure from ASML Market Research—NXE NXT Other Other Other Other Wet — Etch Etch Litho Litho Litho CVD CVD PVD Furnace Asher Furnace Litho is the fab constraint by design. 1% improvement in litho availability yields significant improvement in overall Fab capital asset utilization due to rest of Fab having buffer capacity:

Fabs are designed with lithography as the constraint Increasing litho availability increases customer return on investment Slide 9 29 Sept. 2021 Typical EUV wafer equipment constraints pareto Long-term downs (XLD) Buffer capacity Estimated capital expenditure 50% â†“ in XLD capacity Fab Volume â†“buffer capacity Type (starts/month) Total (fab + NXT (DUV) by 10%-15% out equipment) NXE+NXT (EUV) afers DUV Logic 100k €16B €2B €140-210m W EUV Logic 100k €24B €6B €180-270m 1 1 2 2 1 1 1 1 2 XT                Source: Capital expenditure from ASML Market Research—NXE NXT Other Other Other Other Wet — Etch Etch Litho Litho Litho CVD CVD PVD Furnace Asher Furnace Reducing long-term downs reduces need for excess capacity in non-litho workstations which saves capital expenditure. 50% reduction in long-term downs potentially reduce buffer capacity by ~10%-15%: Public

Customer service value depends on three fundamentals Slide 10 29 Sept. 2021 High availability and minimal long-term downs € Lowest possible service cost per wafer Maximum good wafers per day Public

High availability and minimal long-term downs Slide 11 29 Sept. 2021 DUV: mature platform with >97% average availability. 1%+ availability improvement still DUV possible 1%+ improvement EUV opportunity EUV: relatively immature platform with larger 7%+ opportunity of 7%+ availability improvement improvement opportunity Key improvements: • Design improvements • Software upgrades • Using technology to service our systems • Parts and tools availability • Operational improvements: site-to-site benchmarking System downtime according to standardized definition 13 weeks moving average June/ July/ August 2021 Actuals Public

Lowest possible service cost per wafer Slide 12 29 Sept. 2021 DUV EUV ~ -20% ~ -30% Current 2025 Current 2025 performance target performance target • Perfecting the machine (closed-loop feedback process to perfect the parts, tools and service actions) • Technology (e.g., diagnostics, Remote Expert Support) • Standardized processes supported by automation • Increased parts lifetime and quality • Logistics: freight, warehousing cost reduction Public

Maximizing customers’ good wafers per day Next to minimizing system down time Slide 13 29 Sept. 2021 100% 100% 100% System downtime System downtime serving according to customer needs standardized >97% Process-specific inefficiencies definition e.g., system down to meet customer specs, layer qualification after system down, defectivity monitoring and more > 90-95% > 85-90% System uptime System uptime producing capable of producing customer wafers wafers Historical service model: New service model: Maximize scanner availability Maximize good wafers per day Public

# Overview of examples driving three fundamentals

ASML

Slide 14
29 Sept. 2021

## Foundational aspects

| | Availability & long-term downs | Good Wafers per day | Cost down |
|---|---|---|---|
| **Improve system capabilities** | | | |
| Top X continuous module / part improvements | ● (blue) | ● (green) | ● (grey) |
| Lifecycle management & leveraging commonality between platforms | ● (blue) | ● (green) | ● (grey) |
| Automated recovery / calibration of systems after maintenance | ● (blue) | ● (green) | |
| Improved recoveries to avoid process fingerprint change after part swap | | ● (green) | |
| **Improve process capabilities** | | | |
| Improved monitoring capabilities & leveraging machine learning towards predictive maintenance | ● (blue) | ● (green) | |
| Improved diagnostics capabilities (deterministic diagnostics) | ● (blue) | ● (green) | |
| Self-sufficiency of local field offices | ● (blue) | ● (green) | ● (grey) |
| Over-the-shoulder remote support using augmented reality | ● (blue) | ● (green) | ● (grey) |
| Inline defectivity monitoring and control strategies | | ● (green) | |
| Scanner matching improvements | | ● (green) | |
| Alignment mark optimization | | ● (green) | |
| Track-delay reductions | | ● (green) | |
| **Cost reduction** | | | |
| Freight cost reduction | | | ● (grey) |
| Inventory reduction via dynamic stocking strategies | | | ● (grey) |
| Standardized & optimized processes | | | ● (grey) |
| Excess & obsolescence reduction via improved configuration management & re-use | | | ● (grey) |
| Establish local repair centers | | | ● (grey) |

Public

Technology innovations are improving service ASML Remote Expert Support connects experts virtually to the field Slide 15 29 Sept. 2021 • COVID-19 travel restrictions and quarantine requirements impacted fly-in support of experts to the field • Real-time data connectivity and over-the-shoulder HoloLens augmented reality enable • Faster service recovery cycle time with immediate access to factory experts • Reduced service incidents with improved preventative maintenance • Pro-actively monitoring tool health to enhance roadmap for predictive maintenance in the field Veldhoven San Diego Public

Slide 16 29 Sept. 2021 Public

Technology innovations are improving service Using diagnostics to improve availability, reduce long-term downs & cost Slide 18 29 Sept. 2021 Reactive diagnostics Status Smart Diagnostic monitoring diagnostics action plan Machine down Data Automated monitoring to Pattern recognition to Interactive deterministic detect real-time failures identify failure modes flow to guide engineer Feedback loop Proactive diagnostics Health Health Diagnostic monitoring analytics action plan Data Machine risks Automated Fab health AI & knowledge-based Interactive deterministic monitoring to detect risks models to identify flow to guide engineer corrective actions Feedback loop Public

Improving NXT:1980Di fleet productivity at a Memory customer Slide 19 29 Sept. 2021 Average scanner output Improvement breakdown 5,300 5,300 200 5,100 5,150 350 y da 4,700 day 4,500 250 4,500 per per WafersWafers Customer Optimized Productivity Improved Productivity Customer Q1 Q2 Q3 Q4 fleet production package availability fleet after fleet Quarters after start engagement baseline settings rollout allowing program baseline higher utilization Public

Installed Base business growth Maximizing service value—High availability and minimal long-term downs—Lowest possible service cost per wafer—Maximum good wafers per day • Extending useful life of equipment through upgrades

Types of upgrades and buying behavior Slide 21 29 Sept. 2021 Upgrades are a relatively quick and cost-effective way to improve output and process capability of lithography in the fab • Productivity • Imaging and overlay • Life-time extension Factory utilization dictates ability to install upgrades • Software upgrades provide quick improvements, always in demand • Hardware upgrades require longer downtime, in higher demand in time of lower utilization Public

System Node Enhancement Package (SNEP) Upgrade to re-use existing scanners for more advanced technology nodes Slide 22 29 Sept. 2021 SNEP brings NXT:1960 to NXT:1980 ...with the same overlay ...and a 28% in 6 weeks with field upgrade performance productivity increase 295wph +28% Non-touched parts Outer covering Type panel Replaced Parts Exposure Unit Right Left LMA UECB Machine overlay HOSE EU CABLE RH BUNDLES RH Dynamics Rema E Sensor ELEC Lens EUBUNDLES ROBOT TURRET REMA T Unicom FLG PSE FDE MMA Factory NXT:1980Di                SNEP NXT:1980Di 230wph NX XCHA gripper MASU HLPR ILLuminator LCBCR Flexray c flow ELEC IRL LIFT optics o CO2- SHB- RS ACC RTS FPPL n CU SPMR DICR OIU Cooling LoS nchuck [nm] IRIS Lens Top Micro-Environment SS encoder purging e CTSS ct PR Lens RCXU beam Illuminator io GCU LOADPORT E-box sNEXZ LS LM n SHB-E RS RSSU RECO pl Flexwave NPU EIM MMCR BF2MF ADE a IH Supplies FW exhaust DC t + Smash combiner demux e SCCB OADB AM PAL AM spacer spacer CUP Metro s DU Heat exch for WH air WTC LSPH UVLS AG AA Frame VAT WVAC XCDA1 IMCR overlay WH RA LBC Base Frame CO2 LCW heater SPM IH Beam store unit WS Airshower Measuring T ROBOTS PM-1 PM-2 unit Dedicated dockin ESCAL TIS ILIAS PARIS ESCAL TIS SPOT PARIS GH AMCR PA module LoS SS WT LoS SS WT Beam RI LEFT Carrier WH SMA handler cabinet WS BaMo LSPU unit steering M M CA CTCP CA Fab. delivery Aorta Subfab. C LASER Beam-Expander Beam LCWC UPW WVCC MDRC XCHA AERC RSRC PE fan L NXT:1960Bi NXT:1980Di+PEP RCWC Safety Beam WSRC1 WSRC2 ACC SACR SHB- Shutter steering Air Control SMA unit Cabinet RCOA LICB CHA Public

Installed Base Management Key messages Slide 23 29 Sept. 2021 Installed Base revenue is expected to grow ~12% CAGR (2020-2025) with a value-based service model plus productivity and performance upgrades As Lithography is the constraint in the fab, maximizing good wafers per day is key to optimizing fab capital asset utilization and increasing customer return on investment Customer service value depends on three fundamentals:—High availability and minimal long-term downs—Lowest possible service cost per wafer—Maximum good wafers per day Upgrades provide an efficient means of improving system output and extending the useful life of the tool for future nodes Public

Forward Looking Statements Slide 24 29 Sept. 2021 This presentation contains statements that are forward-looking, including statements with respect to expected industry and business environment trends including expected growth, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and effective tax rate, annual revenue opportunity for 2025, financial model for 2025 and assumptions and expected growth rates and drivers, expected growth including growth rates 2020-2025 and 2020-2030, total addressable market, growth opportunities beyond 2025 and expected annual growth rate in lithography and metrology and inspection systems and expected annual growth rate in installed base management, expected trends in addressable market up to 2030, expected trends in Logic and Memory revenue opportunities, long term growth opportunities and outlook, expected trends in demand and demand drivers, expected benefits and performance of systems and applications, semiconductor end market trends, expected growth in the semiconductor industry including expected demand growth and capital spend in coming years, expected wafer demand growth and investments in wafer capacity, expected lithography market demand and growth and spend, growth opportunities and drivers, expected trends in EUV and DUV demand, sales, outlook, roadmaps, opportunities and capacity growth and expected EUV adoption, profitability, availability, productivity and output and estimated wafer demand and improvement in value, expected trends in the applications business, expected trends in installed base management including expected revenues and target margins, expected trends and growth opportunity in the applications business, expectations with respect to high-NA, the expectation of increased output capacity, plans, strategies and strategic priorities and direction, expectation to increase capacity, output and production to meet demand, the expectation that Moore’s law will continue and Moore’s law evolution, product, technology and customer roadmaps, and statements and intentions with respect to capital allocation policy, dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to ESG commitment, sustainability strategy, targets, initiatives and milestones. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, semiconductor end-market trends, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of R&D programs and technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity, constraints, shortages and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees and trends in labor markets, geopolitical factors, trade environment; import/export and national security regulations and orders and their impact on us, ability to meet sustainability targets, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.. Public

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